
December 19, 2019

Greg Halpern
Chief Financial Officer
Max Sound Corporation
3525 Del Mar Heights Road #802
San Diego, CA 92130

      Re: Max Sound Corporation
          Form 10-K & Forms 10-K/A for the Fiscal Year Ended December 31, 2018
          Filed March 29, 2019, November 1, 2019 and November 19, 2019 respectively
          Form 10-Q for the Quarter Ended September 30, 2019
          Filed November 19, 2019
          File No. 000-51886

Dear Mr. Halpern:

     We have reviewed your December 11, 2019 response to our November 26, 2019 comment letter.

Form 10-K and 10-K/A for the Year Ended, December 31, 2018

General

1.   After consideration of your responses, our comments remain outstanding and unresolved. Consistent with our obligations under the federal securities laws, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     You may contact Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology